EXHIBIT 99.1

Volvo to sponsor East India clipper's China trip

Volvo has decided to become a partner in the East India clipper Gotheborg III and sponsor the ship's trip to China. Volvo is providing financial support for the trip, which will be used to market the Volvo brand in China and throughout Asia. The East India clipper will also have an exciting role in the next Volvo Ocean Race.

Volvo began early to sell its products in China and already in 1934, just seven years after the company was founded, modest export of Volvo trucks was begun. Today, most of Volvo's companies are present in the country with own plants and the sale of Volvo products on the Chinese market has increased very rapidly in recent years.

"Building the East India clipper and the forthcoming voyage has attracted enormous attention in China and for Volvo it is tremendously exciting to be able to contribute so that the trip can be made," says Volvo's Deputy CEO Lennart Jeansson. "China plays an important role in the Volvo companies' strategies and we view involvement in the East India clipper as an excellent means to market Volvo and emphasize the importance of the country to us."

Volvo will use the East India clipper in a number of ways to market the brand in Asia and particularly in China. Another result of Volvo now becoming a partner is that the East India clipper will have a role in the next Volvo Ocean Race. The ship will participate at the start of the race in Spain in November this year.

February 17, 2005

For further information, please contact Marten Wikforss, +46 31-66 11 27 or +46 705-59 11 49

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 78,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 18 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm, London and on NASDAQ in the US.

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